Exhibit 19.1

Insider Trading Policy

February 2023

Why do we have this Policy?

This Policy is intended to help you and Etsy comply with insider trading laws. Insider trading laws are complex and violations can carry serious consequences. This Policy describes the main legal requirements and steps you need to take before trading in Etsy stock or other securities of Etsy (which we collectively refer to as “Etsy stock”).

In particular, there are four key requirements that this Policy describes in detail:

1.You may trade (buy or sell) Etsy stock only when you do not have any material non-public information about Etsy and there is an open trading window

2.Directors and certain Etsy employees need to have their Etsy stock transactions approved in advance by Legal

3.You can’t share or “tip” material non-public information about Etsy or another company to anyone who isn’t authorized to be in the know

4.You can’t trade in the securities of any other company while you have material non-public information about that company

Who’s Covered

This Policy applies to all directors, all Etsy employees, and certain consultants, agents, and independent contractors of Etsy and its subsidiaries.

This Policy also applies to your immediate family members, persons who share your household, anyone who is your economic dependent, and any other individuals or entities whose transactions in Etsy stock you influence, direct, or control. Immediate family members include: your children, stepchildren, grandchildren, parents, stepparents, grandparents, spouses, domestic partners, siblings, mother-in-laws, father-in-laws, son-in-laws, daughter-in-laws, brother-in-laws, or sister-in-laws, and adoptive relationships.

Use good judgment about any close relationships that don’t fit neatly into one of these categories and, when in doubt, follow the Policy.

What’s Covered

This Policy applies to all transactions involving Etsy stock. This includes exercises of stock options and purchases, sales, gifts and other transfers of Etsy common stock, warrants, preferred stock, debt securities (such as bonds and notes) and other securities. It also includes derivative securities such as put or call options, hedging transactions, short sales and other similar types of arrangements.

Every transaction counts—there are no exceptions from insider trading laws or this Policy based on the size or dollar amount of the transaction or your personal circumstances or hardships.

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There are some limited exceptions (see p. 5), but when in doubt, assume that a transaction is covered and reach out to Legal with questions.

When You Can’t Trade

You cannot trade in Etsy stock at any time when you possess material non-public information.

In general, information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy or sell stock or if it is likely to affect the price of stock if disclosed.

It’s not possible to define all types of information that might be considered “material;” however, examples often include:

●Financial results and projections or forecasts of future financial results;

●Significant corporate events, such as mergers, joint ventures, acquisitions or dispositions;

●Significant product introductions, modifications, or pricing changes;

●Developments involving significant business relationships, including new or modified agreements with vendors or other business partners;

●Restatements of financial results, or material impairments, write-offs or restructurings;

●Significant financial obligations, or financial liquidity problems;

●Changes in senior management or major lay-offs;

●Stock splits, dividends, recapitalizations, stock repurchase programs;

●New equity or debt offerings; and

●Significant litigation or other legal or regulatory developments (actual or threatened).

Information is considered non-public until it has been broadly disseminated to the public by a press release, filing with the U.S. Securities and Exchange Commission (the “SEC”), pre-announced webcast or other form of public communication. It’s not enough a few people outside of Etsy know the information—the information needs to reach investors generally and the stock market needs time to react. As a general rule, you should consider information to be non-public until at least one full trading day after it has been broadly and publicly shared; however, it could be a longer period of time.

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As a practical matter, this means that confidential information about Etsy that could reasonably be expected to affect the price of Etsy’s stock (positively or negatively) is likely to be material.

If you are unsure whether something might be considered material non-public information, check with Legal.

When You Can Trade

You may trade only during open window periods when you do not have material non-public information.

An open window period typically occurs four times a year following Etsy’s year-end or quarterly earnings releases.

An open window period will generally begin on the second full trading day following Etsy’s earnings announcement. For example, if an earnings announcement was issued on Tuesday after the stock market closed, then the window would open and trading could begin on Thursday morning.

The length of an open window period will depend on a number of factors. The Chief Legal Officer will set the exact dates of each open window period which will then be shared with directors and Etsy employees in advance.

From time to time, it may be appropriate to restrict trading during an open window period. For example, a team working on a significant acquisition or product that has not yet been publicly disclosed may not be able to trade during an open window period because they have material non-public information. Legal will notify you if you need to comply with any special trading restrictions.

Pre-Clearing Trades or Gifts of Etsy Stock

All directors, the Executive Team and certain other Etsy employees with regular access to material non-public information are required to pre-clear all transactions in Etsy stock as described below.

The Legal team will maintain the current list of people who are required to pre-clear transactions, and the list may change from time to time. If you are required to pre-clear your trades, Legal will send you an email before each open window period that tells you what steps you need to take. For example, you will need to confirm in writing that you are not in possession of material non-public information and you will be asked to describe your proposed transaction. If for some reason you are no longer required to pre-clear your transactions (e.g., due to a role change), Legal will let you know.

Pre-clearance will be effective for five business days following the date of pre-clearance, unless circumstances change and/or the pre-clearance is revoked. If a trade is not completed within the five business days, you will need to submit a new pre-clearance request.

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If you adopt a pre-approved written trading plan that complies with the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934 (the “Exchange Act”) and Etsy’s internal requirements, you will not need to pre-clear each individual transaction under the trading plan. Contact Legal if you require additional information regarding 10b5-1 trading plans.

As a reminder, pre-clearance of a trade is not a defense to a claim of insider trading and does not excuse you from otherwise complying with insider trading laws or this Policy.
Further, pre-clearance of a transaction does not mean that Etsy or the Chief Legal Officer has affirmed that you are not in possession of material non-public information.

No Tipping!

By working for or with Etsy, you have already agreed to keep certain information confidential. For details, you can refer to the Code of Conduct and External Communications Policies and your proprietary information agreement attached to your offer letter or other contract with Etsy.

Along the same lines, you can’t disclose material non-public information about Etsy to anyone who is not authorized to be in the know. This could be considered “tipping,” which is illegal and involves someone with material non-public information sharing that information with someone who then uses it to trade.

You also can’t make recommendations or express opinions about trading in Etsy stock or any other company’s stock on the basis of material non-public information.

To be clear, this rule covers disclosures (even anonymous disclosures) via the Internet, blogs, forums, chat rooms, social media or the like, as well as verbal disclosures.

You can refer to our Public Data Guidelines if you want to know what Etsy facts are safe to mention publicly and what facts need to stay confidential.

If you are unsure whether a certain piece of information may be disclosed, check with
Legal.

Other Don’ts

The following types of transactions in Etsy stock are not allowed under this Policy:

●Short sales (e.g., selling Etsy stock that you don’t own and need to borrow to complete the sale or shorting to delay a taxable event);

●Hedging or similar transactions;

●Derivatives trading (including, for example, publicly-traded options, such as puts and calls);

●Pledging or using Etsy stock as loan collateral;

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●Holding Etsy stock in margin accounts; and

●Placing, outside of a Rule 10b5-1 plan, open orders such as limit orders or stop orders for buying or selling Etsy stock that can result in transactions outside of an open window period or pre-clearance approval period or when you may be in possession of material non-public information.

In addition to the restrictions relating to Etsy, you cannot trade based on the material non-public information of other companies, such as Etsy’s vendors, partners or potential partners, suppliers, competitors, or any other company. You also must not disclose or otherwise misuse such information.

Policy Exceptions

The following types of transactions in Etsy stock are generally allowed under this Policy.
Each transaction will need to comply with the law. You may also be required to seek pre-clearance. In addition, any transactions involving your Etsy stock options or other equity awards will need to comply with the applicable equity plan, which typically restricts certain transfers and gifts. When in doubt, please contact Legal to discuss.

●Transactions under a pre-approved written trading plan that complies with Rule 10b5-1 under the Exchange Act and Etsy’s internal requirements.

●The receipt, vesting, cancellation or forfeiture of Etsy equity awards such as stock options or restricted stock units, including having shares withheld by Etsy to cover tax obligations in connection with a vesting.

●Exercising Etsy stock options where no Etsy stock is sold to fund the exercise. For example, a cash or a stock-for-stock exercise where you continue to hold the underlying shares of stock, including having shares withheld by Etsy to cover tax obligations in connection with such an exercise.

●Electing to participate in Etsy’s employee stock purchase plan or to purchases of Etsy stock under the plan. However, the trading restrictions do apply to any sales of Etsy stock under the employee stock purchase plan.

●Changes in the number of securities held as a result of a stock split or stock dividend applying equally to all securities of the same class, or similar transaction.

●Changing the form of your Etsy stock ownership such as transferring Etsy stock to a trust that you control for estate planning purposes, but not acquiring or disposing of any shares of stock. Because of the potential SEC reporting requirements, pre-clearance is required for directors and Etsy officers who are subject to the SEC’s Section 16 reporting rules.

●Gifting Etsy stock. Gifts may be permissible during closed window periods. If you are required to pre-clear trades under this policy, gifts require pre-clearance. If you

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are not required to pre-clear trades and want to gift shares during a closed window, you may request permission, which depending on the circumstances may be granted by Legal. Keep in mind that you cannot use a gift to conduct a transaction that otherwise would be prohibited under this Policy and immediate family members are also subject to this Policy.

When you leave Etsy

You remain subject to this Insider Trading policy until your last official day as an Etsy employee even if you are otherwise on an approved leave of absence or garden leave.

If your employment terminates and you leave Etsy during an open trading window, the trading restrictions in this Policy apply until you no longer possess material, non-public information.

If your employment terminates and you leave Etsy when the trading window is closed, the trading restrictions in this Policy will remain in effect until the later of:

●The next open trading window following your end date with Etsy; or

●Until you no longer possess material, non-public information regarding Etsy.

Your Responsibilities

You are responsible for reading, understanding and complying with this Policy and related laws and helping your immediate family members, and others listed above under the heading “Who’s Covered”, comply as well.

You should use your best judgment and always reach out to the Chief Legal Officer or another member of Legal with questions. In all cases, the responsibility for determining whether you are aware of material non-public information rests with you, and any action on the part of Etsy or by any employee of Etsy pursuant to this policy (or otherwise) does not in any way constitute legal advice or insulate you from liability under applicable securities laws.

It is also your responsibility to help enforce this Policy. Please report potential violations by any of the following methods:

●Discussing the situation with your manager; or

●If your manager is involved in the situation or you are uncomfortable speaking with your manager, contact the Chief Legal Officer; the VP, People; Assistant General Counsel, Employment; or

●If you do not believe your concern is being adequately addressed, or you are not comfortable speaking with one of the contacts above, you may report your concern via Etsy’s whistleblower hotline, which allows anonymous reporting 24 hours a day, 7 days a week:

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oPhone:

Region	Phone Number
Australia	1-800-950-665
Brazil	0800 200 3514
UK	0808 101 1123
USA and Canada (Toll Free)	+1 (866) 887-9755

oOnline:
oBy Mail:    Chair, Audit Committee of the Board
℅ Chief Legal Officer 117 Adams Street
Brooklyn, NY 11201

For reports that are not anonymous, receipt will be acknowledged to the sender within a reasonable period of time.
All reports of a violation or possible violation will be taken seriously and investigated. The specific action taken in any particular case will depend on the nature and gravity of the conduct reported and the results of the investigation. We will keep reports confidential to the extent consistent with our ability to conduct a full and fair investigation and to comply with our legal obligations.
In some locations outside of the United States, anonymous reporting may not be allowed by local law.
We take our non-retaliatory culture very seriously and will not allow anyone to take adverse action, threaten, intimidate, or retaliate if you report a violation or suspected violation in good faith, or cooperate in an investigation. We consider retaliation itself a violation of this Policy and will respond accordingly.

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Reminder for Executive Officers and Directors

If you are an executive officer or a member of the board of directors of Etsy subject to the SEC’s Section 16 reporting rules, you should take care not to buy and sell Etsy stock within six (6) months of each other (a “short-swing transaction”) in violation of Section 16 of the Exchange Act. You must also comply with restrictions on sales by control persons under Rule 144 under the U.S. Securities Act of 1933, as amended, and timely file all Forms 3, 4, and 5 and notices of sale under Rule 144 with the SEC as required.

Keep it Real: Think About the Consequences

The potential penalties for insider trading violations can include large civil and criminal fines and even jail time.

Regulatory agencies such as the SEC use sophisticated electronic surveillance techniques to investigate and detect insider trading, and pursue insider trading violations vigorously.

In addition, if Etsy reasonably concludes you have not complied with this Policy, you may be subject to disciplinary action, up to and including dismissal for cause, whether or not your actions break the law. Also, your trades may be canceled or reversed.

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This Policy is shared with all Etsy employees and members of the board of directors when they join Etsy. It is also located on Etsy’s Intraknit and may be filed with the SEC as an Exhibit to our Annual Report on Form 10-K. The Chief Legal Officer may delegate the administration of this Policy to one or more members of the Legal Team.
Etsy reserves the right to amend, alter or terminate this Policy at any time and for any reason, subject to applicable law.

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